Exhibit 99.3

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

LEGAL & GENERAL GROUP PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 914945	433,263
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775237	416,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942199	2,499,400
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942229	2,474,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942217	2,474,800
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942205	2,410,400
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942187	2,427,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 942175	2,472,200
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 775245	3,460,714
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 770286	874,000
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 357206	28,134,337
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 866197	200,348
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 904332	249,146
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 916681	62,073
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 922437	6,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 969995	2,794,196
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 985551	154,436
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 361602	121,500
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 282605	6,078,300
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 360509	1,772,644
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 766793	1,056,100
HSBC GLOBAL CUSTODY NOMINEE (UK) LTD A/C 924422	1,086,700

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

8 MARCH 2006

12. Total holding following this notification

61,658,857

13. Total percentage holding of issued class following this notification

5.17%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of notification

9 MARCH 2006

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.